Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended September 30,
	2007	2006
Numerator:
Income from continuing operations	17,785	14,723
Income from discontinued operations,	40,640	1,240
Redemption related preferred stock issuance cost	(2,768)	—
Preferred stock dividends	(4,232)	(4,468)

Net income available to common shareholders	51,425	11,495

Denominator:
Denominator for basic earnings per share—weighted average shares	50,745	50,875
Dilutive effect of stock based awards	1,015	1,215

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,760	52,090

Basic earnings per share from continuing operations	0.21	0.20
Basic earnings per share from discontinued operations	0.80	0.03

Basic earnings per share	1.01	0.23

Diluted earnings per share from continuing operations	0.21	0.20
Diluted earnings per share from discontinued operations	0.78	0.02

Diluted earnings per share	0.99	0.22

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Nine Months ended September 30,
	2007	2006
Numerator:
Income from continuing operations	51,282	57,049
Income from discontinued operations	43,140	45,854
Redemption related preferred stock issuance cost	(2,768)	—
Preferred stock dividends	(13,169)	(13,404)

Net income available to common shareholders	78,485	89,499

Denominator:
Denominator for basic earnings per share—weighted average shares	50,685	51,065
Dilutive effect of stock based awards	1,125	1,220

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,810	52,285

Basic earnings per share from continuing operations	0.70	0.85
Basic earnings per share from discontinued operations	0.85	0.90

Basic earnings per share	1.55	1.75

Diluted earnings per share from continuing operations	0.68	0.83
Diluted earnings per share from discontinued operations	0.83	0.88

Diluted earnings per share	1.51	1.71